SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DEER CONSUMER PRODUCTS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

87777R 102
(CUSIP Number)

Mr. Ying He
Achieve On Ltd.,
c/o Deer Consumer Products, Inc. Area 2, 1/F, Building M-6,
Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057
+86 (755) 86028285

copy to:
Robert Newman, Esq.
The Newman Law Offices
14 Wall Street, Suite 1225
New York, NY 10005
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f), or  §§ 240.13d-1(g), , check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 83172F 104

1	Names of Reporting Persons.

Achieve On Ltd.,
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

British Virgin Islands
	7	Sole Voting Power

		8,348,125
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		8,348,125
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,348,125
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

36.94%
14	Type of Reporting Person (See Instructions)

CO

 This Schedule is being filed by Achieve On Limited (“AOL”) and Mr. Ying He, the sole shareholder of AOL and employee of AOL. AOL and Mr. He are collectively referred to herein as the "Reporting Persons."

CUSIP No. 83172F 104

1	Names of Reporting Persons.

Ying He
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

British Virgin Islands
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		8,348,125
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		8,348,125
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,348,125
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

36.94%
14	Type of Reporting Person (See Instructions)

IN

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Statement”) related to the common stock, $0.001 par value per share, of Deer Consumer Products Inc., a Nevada corporation, formerly known as TAG Events Corp., Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057.

Item 2.  Identity & Background

This Statement is filed on behalf of Achieve On Ltd.., (“AOL”) a company organized and existing under the laws of the British Virgin Islands and Mr. Ying He Chairman, Chief Executive Officer and President of the Issuer (the “Reporting Persons”).

The principal executive offices of AOL is located at Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057.

Mr. He’s business address is c/o Deer Consumer Products, Inc., Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057.

AOL is owned and managed by Mr. Ying He holding 100% of the equitable and legal rights, title and interests in and to the share capital of AOL.

During the past five years, Mr. He (1) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (2) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

During the past five years, neither AOL nor, to the best knowledge of AOL, any of the directors and executive officers of AOL, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.

AOL is organized and existing under the laws of the British Virgin Islands.

Ying He is a citizen of the People’s Republic of China.

Item 3  Source and Amount of Funds or Other Consideration

AOL received an aggregate of 8,348,125 shares of common stock of the Issuer under the Share Exchange Agreement and Plan of Reorganization (the “Share Exchange Agreement), dated September 3, 2008, by and between Deer International Group Limited (“Deer”) and Tag Events Corp., a Nevada corporation (“TAG”). Pursuant to the Share Exchange Agreement, TAG acquired from Deer 50,000 ordinary shares, consisting of all of its issued and outstanding capital stock, in exchange for the issuance of an aggregate of 18,050,000 shares of the Issuer’s common stock to the shareholders of Deer (the “Share Exchange”).

On September 3, 2008, in connection with the transaction, TAG filed Articles of Merger changing its name to Deer Consumer Products, Inc.

Concurrently with the closing of the transactions contemplated by the Share Exchange Agreement and as a condition thereof, the Issuer entered into an agreement with Crescent Liu, its former Director, President, Chief Executive Officer, Secretary and Treasurer pursuant to which he returned 5,950,000 shares of our common stock to the Issuer for cancellation. Mr. Liu was not compensated in any way for the cancellation of his shares of our common stock. Upon completion of the foregoing transactions, we had an aggregate of 22,600,000 shares of common stock issued and outstanding.

Item 4. Purpose of Transaction

AOL received 8,348,120 shares of common stock of the Issuer as set forth in the Share Exchange Agreement discussed in Item 3 above. The purpose of the transactions contemplated by the Share Exchange Agreement was to permit the stockholders of Deer to obtain control of the Issuer and to permit the Issuer to acquire Deer.  In connection with the transactions contemplated by the Share Exchange Agreement, Mr. Liu resigned as President, Chief Executive Officer, Secretary and Treasurer of TAG and Mr. Ying He was appointed as Chairman, Chief Executive Officer and President; Mr. Man Wai James Chiu as Director and Chief Operations Officer and Ms. Yong Mie Wang as Corporate Secretary.

Item 5. Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to Items (11) and (13) on the cover page of this Statement are incorporated herein by reference.

(b) The responses of the Reporting Persons to Items (7) through (10) on the cover page of this Statement are incorporated herein by reference.  Mr. He holds 100% of the equitable and legal rights, title and interests in and to the share capital of AOL.

(c) See Items 3 and 4 above.

(d) None.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

As previously discussed above, on September 03, 2008, Deer entered into a Share Exchange Agreement with TAG and Deer’s shareholders, pursuant to which, among other things, AOL received an aggregate of 8,348,125 shares of the Issuer’s common stock. A copy of the Share Exchange Agreement is included as Exhibit 1 to this Statement.

Additionally, Mr. He is the Chairman, Chief Executive Officer and President of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Share Exchange Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

ACHIEVE ON LIMITED

Dated: September 8, 2008	By:	/s/ Ying He
Name: Ying He Title: President

Dated: September 8, 2008	By:	/s/ Ying He
Name: Ying He